UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2004

                          GRUPO IUSACELL, S.A. de C.V.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.

--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [_] No [X]

Documents Furnished By the Registrant

1. Press Release of the Registrant dated October 22, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.

Date: September 22, 2004                    /s/_________________________________
                                            Name: Jose Luis Riera
                                            Title: Attorney in fact

                                            /s/_________________________________
                                            Name: Fernando Cabrera
                                            Title: Attorney in fact

[LOGO] lusacell

                                                         INVESTOR CONTACTS

                                                         Jose Luis Riera K.
                                                         Chief Financial Officer
                                                         5109-5927

                                                         J. Victor Ferrer V.
                                                         Finance Manager
                                                         5109-5927
                                                         vferrer@iusacell.com.mx

--------------------------------------------------------------------------------
Third Quarter 2004 Results
--------------------------------------------------------------------------------

Mexico City, October 22, 2004 - Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) [BMV and NYSE: CEL] today reported results for the third quarter of 20041.

Third Quarter Results

A 17% increase in revenues, combined with lower operating expenses, allowed an increase in operating income before depreciation and amortization of Ps$179 million, representing 13.7% of total revenues, reversing the negative operating income before depreciation and amortization of Ps$414 million obtained in the same period last year.

Highlights:

In millions of pesos(1), except percentages

------------------------------------------------------------------------------------------------------
                                       3Q          3Q       Change        9M          9M        Change
                                      2004        2003        %          2004        2003          %
------------------------------------------------------------------------------------------------------

     Revenue                          1,307       1,117       17%        3,940       3,571       10%

     Total Cost                         712         956      -26%        2,293       1,756       31%

     Operating Expenses                 416         575      -28%        1,047       1,356      -23%

     Operating Income before
     depreciation & amortization        179       (414)        -           600         458       31%

     Net Income (loss)                (288)     (2,631)        -       (1,598)     (3,497)        -

------------------------------------------------------------------------------------------------------

(1) Constant September 30, 2004 pesos.

----------
(1) Unless otherwise noted, all monetary figures are expressed in Mexican pesos as of September 30, 2004 in accordance to Mexican GAAP. The symbols "Ps$" and "US$" refer to Mexican pesos and U.S. dollars, respectively. .

Revenues: Revenues in the quarter increased 17% to Ps$1,307 million, from Ps$1,117 million in the same period of 2003, reflecting an increase in service revenue due mainly to an increase in air-time sales, a larger subscriber base and a higher consumption per user. At September 30, 2004, the Company had approximately 1.4 million subscribers.

Costs and Expenses: Total costs and operating expenses decreased by 26% and 28% to Ps$712 million and Ps$416 million, respectively, compared to Ps$956 million and Ps$575 million for the same quarter last year. The decrease in costs is mainly due to less acquisitions of terminals, and the decrease in expenses is primarily the result of strict budgetary controls.

Operating  income  before  depreciation  and  amortization  and Net Profit:  The
Company reported positive net operating income before depreciation and amortization of Ps$179 million in comparison with negative operating income before depreciation and amortization of Ps$414 million for the third quarter of 2003. Net loss for the quarter fell to Ps $288 million compared to net loss of Ps$2,631 million during the same period last year.

CAPEX: Investments during the quarter were in the order of US$12 million, and went mainly toward expanding the coverage and capacity of the Iusacell 3-G network.

Recent Events

Launch of Push to Talk (PTT) in Region 8
Iusacell once again was at the forefront of communications services during the third quarter of this year, reinforcing its commitment to its clients by launching its RADIO PLUS service, better known as Push to Talk, or PTT, in the cities of Cancun and Merida. This new form of communications provides immediate, unlimited connections to all areas of Iusacell coverage under the radio modality, giving the user the ability to communicate directly with up to five people at a time at the touch of a button, and with no long distance or roaming charges. This service will soon be launched nationwide.

Iusacell signs agreement with Lucent to expand 3G Network.
In September 2004, Iusacell announced an agreement with Lucent Technologies, for the expansion of its third generation network, 3G CDMA. This extension of coverage and capacity will allow Iusacell to support an increase in traffic on its network, stemming from future growth of its subscriber base as well as an increase in data transmission generated by the introduction of its new high-speed "3-G Iusacell" services.

Extraordinary Meeting of Shareholders.
On September 23, 2004, the Company held an extraordinary shareholders' meeting, during which (i) the stock purchase plan for executive employees, approved by the Shareholders' Meeting on December 18, 1996, was cancelled and terminated;
(ii) the creation of an option plan for  corporate  executives  was approved and
(iii) an increase in the capital stock of the company by means of an issuance of up to 6,517,086 shares was approved.

Towers sale and-lease-back
During the third quarter of 2004, the Company sold and leased back 22 towers to MATC for approximately Ps$47 million. This amount was completely reinvested in the operation of the Company.

Debt restructuring
The Company continues to negotiate with several creditors in an attempt to reach an integral restructuring agreement in the shortest time possible.

                               * * * * * * * * * *

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

Legal Disclaimer

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month period ended September 30, 2004, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at September 30, 2004.

GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
COMPARISON OF THIRD QUARTER 2004 WITH THIRD QUARTER 2004
(Figures in thousands of constant September 30, 2004 pesos)

--------------------------------------------------------------------------------------------------
                                                                                      Change 3Q04
                                           3Q04                      3Q03                   /3Q03
--------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and marketable securities             2,241      0.0%           74,562     0.6%       -97.0%
Accounts receivable, net                 460,563      4.2%          562,689     4.3%       -18.1%
Related Parties                          103,034      0.9%                0     0.0%           0%
Recoverable taxes and other              178,688      1.6%          451,296     3.4%       -60.4%
Inventories                              282,288      2.6%           82,339     0.6%       242.8%
TOTAL CURRENT ASSETS                   1,026,814      9.4%        1,170,886     8.9%       -12.3%

Property and equipment, net            7,032,830     64.2%        8,699,942    66.2%       -19.2%
Excess of cost of investments
  in subsidiaries over book
  value, net                           1,823,210     16.6%        2,050,559    15.6%       -11.1%
Other assets                           1,075,462      9.8%        1,214,343     9.2%       -11.4%
TOTAL ASSETS                          10,958,316    100.0%       13,135,730   100.0%       -16.6%

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current Liabilities
Accrued liabilities                    2,214,718     20.2%        1,115,659     8.5%        98.5%
Related parties                           56,688      0.5%           33,712     0.3%        68.2%
Accounts payable                         396,936      3.6%          530,931     4.0%       -25.2%
Short-term debt                        9,016,036     82.3%        8,980,880    68.4%         0.4%
TOTAL CURRENT LIABILITIES             11,684,378    106.6%       10,661,182    81.2%         9.6%

Non-current liabilities                   49,512      0.5%          276,782     2.1%       -82.1%
TOTAL LIABILITIES                     11,733,890    107.1%       10,937,964    83.3%         7.3%

Minority interest                        -63,470     -0.6%          -47,682    -0.4%        33.1%
Shareholders' Equity
Capital stock                          7,656,817     69.9%        7,656,817    58.3%         0.0%
Legal reserve                             21,519      0.2%           21,519     0.2%         0.0%
Capital contributions                  1,506,750     13.7%        1,506,750    11.5%         0.0%
Net loss                              -1,598,415    -14.6%       -3,497,458   -26.6%       -54.3%

Accumulated earnings from
  prior years                         -8,521,989    -77.8%       -3,665,394   -27.9%      -132.5%
Excess from restatement of
  shareholders' equity                   223,214      2.0%          223,214     1.7%         0.0%

TOTAL SHAREHOLDERS' EQUITY              -712,104     -6.5%        2,245,448    17.1%      -131.7%

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                10,958,316    100.0%       13,135,730   100.0%       -16.6%
--------------------------------------------------------------------------------------------------

GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF THIRD QUARTER 2004 WITH THIRD QUARTER 2004
(Figures in thousands of constant September 30, 2004 pesos)

--------------------------------------------------------------------------------------------------------
                                                                                                 Change
                                                   3Q04                     3Q03             3Q04 /3Q03
--------------------------------------------------------------------------------------------------------
REVENUE
Service                                       1,216,133      93.1%     1,000,085      89.5%       21.6%
Equipment sales and other                        90,809       6.9%       117,324      10.5%      -22.6%
TOTAL REVENUE                                 1,306,942     100.0%     1,117,409     100.0%       17.0%

Cost of services                                479,304      36.7%       409,749      36.7%       17.0%
Other costs                                     232,477      17.8%       546,543      48.9%      -57.5%
TOTAL COSTS                                     711,781      54.5%       956,292      85.6%      -25.6%

GROSS MARGIN                                    595,161      45.5%       161,117      14.4%      269.4%

Sales & Advertising expenses                    338,186      25.9%       344,383      30.8%       -1.8%
General and administrative expenses             124,796       9.5%       230,721      20.6%      -45.9%
Other (income) expenses                         -46,887      -3.6%             0       0.0%        0.0%
TOTAL OPERATING EXPENSES                        416,095      31.8%       575,104      51.5%      -27.6%

OPERATING INCOME BEFORE DEPRECIATION
  AND AMORTIZATION                              179,066      13.7%      -413,987     -37.0%     -143.3%

Depreciation and amortization                   487,846      37.3%       298,497      26.7%       63.4%
OPERATING LOSS                                 -308,780     -23.6%      -712,484     -63.8%      -56.7%

Other (income) expense                            2,392       0.2%       519,325      46.5%      -99.5%
Interest expense, net                           277,510      21.2%       251,349      22.5%       10.4%
Foreign exchange loss (gain)                   -151,103     -11.6%       524,552      46.9%     -128.8%
Monetary gain                                  -159,953     -12.2%       -86,318      -7.7%       85.3%
INTEGRAL FINANCING COST                         -33,546      -2.6%       689,583      61.7%     -104.9%

LOSS BEFORE TAXES AND
  STATUTORY PROFIT SHARING COST                -277,626     -21.2%    -1,921,392    -172.0%      -85.6%

Equity in income (losses) of
  subsidiaries                                       23       0.0%           308       0.0%      -92.5%
Taxes                                            55,564       4.3%       226,040      20.2%      -75.4%
Extraordinary items                             -45,363      -3.5%       345,251      30.9%     -113.1%

Intangible assets valuation                           0       0.0%       164,007      14.7%     -100.0%

NET LOSS BEFORE
MINORITY INTEREST                              -287,850     -22.0%    -2,656,998    -237.8%      -89.2%
Minority interest                                   -49       0.0%       -26,209      -2.3%      -99.8%
NET LOSS                                       -287,801     -22.0%    -2,630,789    -235.4%      -89.1%
--------------------------------------------------------------------------------------------------------

GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
COMPARISON OF THIRD QUARTER 2004 WITH THIRD QUARTER 2003
(Figures in thousands of constant September 30, 2004 pesos)

---------------------------------------------------------------------------------------------------
                                                                                            Change
                                           3Q04                       3Q03              3Q04 /3Q03
---------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and marketable securities             1,710      0.0%           20,752       0.2%      -91.8%
Accounts receivable, net                 467,728      4.8%          523,478       4.5%      -10.6%
Related parties                          321,287      3.3%          105,474       0.9%      204.6%
Recoverable taxes and other              125,902      1.3%          452,301       3.9%      -72.2%
Inventories                              282,153      2.9%           82,339       0.7%      242.7%
TOTAL CURRENT ASSETS                   1,198,780     12.2%        1,184,344      10.2%        1.2%

Property and equipment, net            6,296,540     64.2%        7,871,817      67.5%      -20.0%
Excess of cost of investments
  in subsidiaries over book
  value, net                           1,640,424     16.7%        1,855,985      15.9%      -11.6%
Other assets                             669,187      6.8%          743,465       6.4%      -10.0%
TOTAL ASSETS                           9,804,931    100.0%       11,655,611     100.0%      -15.9%

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current Liabilities
Accrued liabilities                      894,942      9.1%          437,423       3.8%      104.6%
Related parties                           56,688      0.6%           33,712       0.3%       68.2%
Accounts payable                         366,834      3.7%          411,298       3.5%      -10.8%
Short-term debt                        4,729,772     48.2%        4,805,267      41.2%       -1.6%
TOTAL CURRENT LIABILITIES              6,048,236     61.7%        5,687,700      48.8%        6.3%

Non-current liabilities                      501      0.0%            2,362       0.0%      -78.8%
TOTAL LIABILITIES                      6,048,737     61.7%        5,690,062      48.8%        6.3%

Minority interest                        -63,470     -0.6%         -137,997       0.0%      -54.0%

Shareholders' Equity
Capital stock                         17,078,673    174.2%       17,078,673     146.5%        0.0%
Legal reserve                             30,411      0.3%           30,411       0.3%        0.0%
Capital contributions                    105,231      1.1%          105,231       0.9%        0.0%
Net loss                              -1,118,746    -11.4%       -2,266,642     -19.4%      -50.6%

Accumulated earnings from
  prior years                        -11,522,362   -117.5%       -8,090,584     -69.4%       42.4%
Excess from restatement of
  shareholders' equity                  -753,543     -7.7%         -753,543      -6.5%        0.0%

TOTAL SHAREHOLDERS' EQUITY             3,819,664     39.0%        6,103,546      52.4%      -37.4%

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                 9,804,931    100.0%       11,655,611     100.0%      -15.9%
---------------------------------------------------------------------------------------------------

GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF THIRD QUARTER 2004 WITH THIRD QUARTER 2003
(Figures in thousands of constant September 30, 2004 pesos)

-----------------------------------------------------------------------------------------------------------
                                                                                               Change 3Q04
                                                3Q04                        3Q03                     /3Q03
-----------------------------------------------------------------------------------------------------------
REVENUE
Service                                    1,254,535        93.3%       1,006,768       89.6%        24.6%
Equipment sales and other                     90,430         6.7%         117,346       10.4%       -22.9%
TOTAL REVENUE                              1,344,965       100.0%       1,124,114      100.0%        19.6%

Cost of services                             498,918        37.1%         417,234       37.1%        19.6%
Other costs                                  232,477        17.3%         546,543       48.6%       -57.5%
TOTAL COSTS                                  731,395        54.4%         963,777       85.7%       -24.1%

GROSS MARGIN                                 613,570        45.6%         160,337       14.3%       282.7%

Sales & Advertising expenses                 337,968        25.1%         344,543       30.7%        -1.9%
General and administrative expenses          117,941         8.8%         217,484       19.3%       -45.8%
Other (income) expenses                      -45,510        -3.4%               0        0.0%         0.0%
TOTAL OPERATING EXPENSES                     410,399        30.5%         562,027       50.0%       -27.0%

OPERATING INCOME BEFORE
  DEPRECIATION AND AMORTIZATION              203,171        15.1%        -401,690      -35.7%      -150.6%

Depreciation and amortization                448,570        33.4%         319,687       28.4%        40.3%
OPERATING LOSS                              -245,399       -18.2%        -721,377      -64.2%       -66.0%

Other (income) expense                         5,109         0.4%         204,600       18.2%       -97.5%
Interest expense, net                        122,645         9.1%          92,921        8.3%        32.0%
Foreign exchange loss (gain)                 -76,581        -5.7%         259,711       23.1%      -129.5%
Monetary gain                                -75,926        -5.6%         -38,130       -3.4%        99.1%
INTEGRAL FINANCING COST                      -29,862        -2.2%         314,502       28.0%      -109.5%
INCOME (LOSS) BEFORE TAXES AND
  STATUTORY PROFIT SHARING COST             -220,646       -16.4%      -1,240,479     -110.4%       -82.2%

Equity in losses of subsidiaries                  23         0.0%            -294        0.0%      -107.8%
Taxes                                         50,115         3.7%         190,640       17.0%       -73.7%
Extraordinary items                                0         0.0%         211,006       18.8%      -100.0%
Intangible assets  valuation                       0         0.0%         164,007       14.6%      -100.0%

NET LOSS BEFORE
  MINORITY INTEREST                         -270,784       -20.1%      -1,805,838     -160.6%       -85.0%
Minority interest                                -49         0.0%         -16,019       -1.4%       -99.7%
NET LOSS                                    -270,735       -20.1%      -1,789,819     -159.2%       -84.9%
-----------------------------------------------------------------------------------------------------------